Filed by Citigroup Inc.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934

Subject Company: Citigroup Inc.

Registration No. 333-158100

For Immediate Release

Citigroup Inc. (NYSE: C) May 07, 2009

Citi to Expand Public Exchange Offers by $5.5 Billion to Meet U.S. Government Stress Test Requirements

Expanded Transaction Does Not Require Additional U.S. Government Investment or Conversion of Additional U.S. Government Preferred Shares

NEW YORK – Citi announced today that it will expand its previously disclosed public exchange offers by $5.5 billion. This increase reflects the results of the U.S. government’s Supervisory Capital Assessment Program (SCAP).

“The government’s stress test was a rigorous process that assessed our capital and confirms our view that Citi’s plans and actions will give it the financial strength to weather an adverse stress scenario” said Vikram Pandit, Chief Executive Officer of Citi. “The results also reflect 15 months of continuous work, tough decisions and steady execution towards a strong and stable Citi with a clear strategy for the future.”

•	In the past 15 months, Citi has achieved the following milestones:

•	Reduced expenses by 25% and headcount by almost 20% from the peak in 4Q ‘07

•	Reduced the balance sheet by 23% from the peak in 3Q ‘07

•	Completed 23 divestitures

•	Announced the Morgan Stanley/Smith Barney joint venture and the sale of Nikko Cordial Securities

•	Strategically focused Citi by separating the company into Citicorp and Citi Holdings

“Citi has a unique global franchise and global network that we will continue to strengthen,” said Mr. Pandit. “There is no other institution in the world that offers the services we offer in the places we offer them. We bring the world to our clients and our clients to the world. Today, Citi serves 98% of the Fortune 500 and 99% of the Global Fortune 500 and we look forward to continuing to execute on our strategy and fully realize the power of Citi’s extraordinary global franchise.”

Citi will expand its public exchange offers previously announced on February 27, 2009 by increasing the maximum amount of preferred securities and trust preferred securities that it will accept in exchange for common stock from $27.5 billion to $33 billion to further increase Tier I Common without any additional U.S. government investment or conversion of U.S. government securities into common shares. The conversion price of $3.25, the exchange factors and the priority of trust preferred securities accepted in the exchange offers will remain unchanged from the transaction terms as previously announced. (See attached transaction summary)

Consistent with the previous announcement, the U.S. government will continue to match the exchanges by public and private holders up to a maximum of $25 billion face value of its preferred stock at the same conversion price. The U.S. government will also continue to exchange the portion of its existing preferred securities that are not exchanged for common shares into new trust preferred securities with an annual coupon of 8%.

Citi said that it expects to launch the public exchange offers shortly after further SEC review of our S-4 and finalization of definitive agreements with the U.S. government reflecting the transaction terms previously agreed with the U.S. government.

This transaction could increase Tier I Common of the company from the first quarter level of $22.1 billion to as much as $86.2 billion, which assumes the exchange of $33 billion of preferred securities and trust preferred securities, the maximum eligible under this transaction. Citi’s TCE which was $30.9 billion on March 31, 2009 will increase by as much as $60.4 billion to up to $91.3 billion.

Based on the maximum eligible conversion, the U.S. government would own approximately 34% of Citi’s outstanding common stock and existing shareholders would own approximately 24% of the outstanding common shares.

As previously announced, Citi intends to continue to pay full dividends on the preferred shares through and until the closing of the public exchange at which point these dividends will be suspended. It remains Citi’s intention not to pay common stock dividends during this period. Citi also reconfirms that it has no plans to suspend distributions at current rates on its trust preferred securities.

###

Vikram Pandit, Chief Executive Officer, and Ned Kelly, Chief Financial Officer, will host a teleconference and live webcast on Thursday, May 7, 2009 at 6:00 PM (EDT) to discuss results from the Supervisory Capital Assessment Program and provide an update on the timing of the previously announced public exchange offer. A live webcast of the presentation, as well as presentation materials, will be available at http://www.citigroup.com/citi/fin. A replay of the webcast will be available at http://www.citigroup.com/citi/fin/pres.htm.

To dial-in to the live teleconference, please call (877) 700-4194 (for U.S. and Canada callers) or (706) 679-8401 (for international callers). Conference code: 98930052.

###

Citi, the leading global financial services company, has approximately 200 million customer accounts and does business in more than 140 countries. Through its two operating units, Citicorp and Citi Holdings, Citi provides consumers, corporations, governments and institutions with a broad range of financial products and services, including consumer banking and credit, corporate and investment banking, securities brokerage, and wealth management. Additional information may be found at www.citigroup.com or www.citi.com.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed public exchange offer, Citi has filed a Registration Statement on Form S-4 that contains a prospectus and related exchange offer materials with the Securities and Exchange Commission (the “SEC”) on March 19, 2009. This registration statement has not yet become effective. Citi will mail the prospectus to the holders of its series of convertible and non-convertible public preferred stock and TruPs and ETruPs that may be eligible to participate in the exchange offer. Holders of these series of preferred stock, TruPs and ETruPs are urged to read the prospectus and related exchange offer materials because they contain important information.

In connection with the solicitation of proxies for the proposed amendments to its certificate of incorporation and the certificates of designations of its public preferred stock, Citi has filed preliminary proxy statements with the SEC on March 19, 2009 and intends to file definitive proxy statements. When completed, the definitive proxy statements and accompanying proxy card will be mailed to stockholders of Citi. Investors and security holders of Citi are urged to read the proxy statements and other relevant materials as they become available because they will contain important information.

You may obtain a free copy of any of the documents filed by Citi with the SEC through the SEC’s website at www.sec.gov. Free copies of these documents may also be obtained by accessing Citi’s website at www.citigroup.com and clicking on the link for “Investors” and then clicking on the link for “All SEC Filings” or by contacting Citigroup at the following address or telephone number: Citigroup Document Services, 540 Crosspoint Parkway, Getzville, NY 14068, or within the United States, at +1-877-936-2737 or outside the United States, at +1-716-730-8055, or by e-mailing a request to docserve@citigroup.com.

Citi and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed amendments to its certificate of incorporation and the certificates of designations of its public preferred stock. Information regarding Citi’s directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 27, 2009, and its preliminary proxy statement for its 2009 annual meeting of shareholders, which was filed with the SEC on March 16, 2009. Other information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statements/prospectuses and other relevant materials to be filed with the SEC when they become available.

OVERVIEW OF CITI EXCHANGE OFFERS

U.S. Government Preferred Stock Exchange

Target Securities	•	TARP Series H Preferred Stock ($25 billion) issued on October 28, 2008

Amount Exchanged	•	Amount exchanged will equal the amount of preferred stock of private and public holders and trust preferred securities exchanged, up to $25 billion

Exchange Price	•	$3.25/share at par

U.S. Treasury Receives	•	Interim securities and warrants (see below)

Remaining Preferreds	•	All outstanding preferred stock not exchanged for the interim securities will be exchanged for trust preferred securities with a coupon of 8%

Non-target Securities	•	TARP Series I Preferred Stock ($20 billion) issued on December 31, 2008 and Series G ($7 billion) will each convert into trust preferred securities with a coupon of 8%

Privately Placed Convertible Preferred Stock Exchange

Target Securities	•	Private convertible preferred stock (series A1, B1, C1, D1, J1, K1, L2, N1) initially issued on January 23, 2008 (the private preferred stock)

Amount Exchanged	•	Target $12.5 billion

Exchange Price	•	$3.25/share at par

Investors Receive	•	Interim securities and warrants (see below)

Remaining Preferreds	•	Dividends on outstanding private preferred stock not exchanged will be suspended

Publicly Issued Straight and Convertible Preferred Stock and Trust Preferred Securities Exchange
Target Securities	•	Public preferred stock (series AA, E, F) issued in January, April and May 2008
	•	Public convertible preferred (series T) issued in January 2008
	•	Enhanced Trust Preferred Securities (E-TruPS)
	•	Trust Preferred Securities (TruPS)

Amount	•	Target $20.5 billion (increased from $15.0 billion)

Exchange Price	•	$3.25/share at premium to market

Investors Receive	•	Common stock

Remaining Preferreds	•	Dividends on outstanding preferred stock not exchanged will be suspended
	•	E-TruPS and TruPS distributions remain unchanged

For additional details regarding the public exchange offers, visit Citi’s Investor Relations website at http://www.citigroup.com/citi/fin/

February 27, 2009, as revised May 7, 2009	1

OVERVIEW OF CITI EXCHANGE OFFERS

Other Terms

Maximum Exchange Amount	•	Total of $33.0 billion of privately placed and publicly issued preferred stock and trust preferred securities (increased from $27.5 billion)

Exchange Eligibility	•	Under definitive exchange agreements entered into on March 18, 2009, the private exchanges will accommodate all series of private preferred stock
	•	The public exchange offers will accommodate all series of public preferred stock, as well as a number of series of E-TruPS and TruPS dependant upon the participation rate in the public exchange offers

Interim Securities and Warrants

Securities	•	Common equivalent securities mandatorily convertible into common stock on a one-for- one basis upon stockholder vote

Warrants	•	Warrants to acquire 790 million shares of common stock at $0.01/share

Stockholder Vote

Interim Securities and Warrants Issuance	•	No vote is required for the issuance of interim securities and warrants

Authorized Common Stock	•	Vote required for charter amendment to increase authorized common stock to permit conversion of interim securities into common stock

If Vote Passes	•	Interim securities convert into common stock
	•	Warrants are cancelled

If Vote Fails	•	Interim securities receive greater of dividend on common stock or dividend of 9%, which increases by 200 basis points every quarter until it reaches 19%
	•	Six months after issuance, warrants become exercisable at any time

Other Stockholder Proposals	•	To authorize the execution of a reverse stock split
	•	To amend certain other terms of the charter and each series of public preferred stock to amend the rights of holders of public preferred stock

For a detailed description of all stockholder votes being sought in connection with the public exchange offers, see the preliminary proxy statements on Form 14A filed by Citigroup with the Securities and Exchange Commission on March 19, 2009.

February 27, 2009, as revised May 7, 2009	2

Filed by Citigroup Inc.

pursuant to Rule 425 under the Securities Act of 1933 and

deemed filed pursuant to Rule 13e-4(c) under the Securities Exchange Act of 1934

Subject Company: Citigroup Inc.

Registration No. 333-158100

Additional Information About Citi Expanded Proposal to Exchange
Common Stock for Existing Preferred Stock and Trust Preferred Securities

On May 7, 2009, Citi announced it will increase the aggregate liquidation value of publicly held preferred stock and trust preferred securities it is offering to exchange for common stock to approximately $20.5 billion, from $15 billion as originally announced on February 27, 2009. All other terms of the offers, including the exchange factors and acceptance priority levels, remain unchanged. Additional information about the terms of the expanded exchange offers is provided below.

Publicly Held Preferred Stock

Citi will offer to acquire any and all issued and outstanding depositary shares representing shares of its Series F, Series AA, Series T and Series E preferred stock. Subject to the terms and conditions of the exchange offers and assuming 100% participation by holders of depositary shares representing these series of preferred stock, Citi will accept for purchase approximately $14.9 billion aggregate liquidation value of preferred stock, which would leave approximately $5.6 billion in aggregate liquidation value available to accept trust preferred securities for purchase as described below.

The following table shows, with respect to each series of preferred stock, the aggregate liquidation value outstanding, the liquidation value per depositary share, the applicable exchange factor and the number of shares of common stock that Citi will offer per depositary share representing preferred stock.

CUSIP	Title of Securities	Aggregate Liquidation Value Outstanding	Liquidation Value Per Depositary Share	Exchange Factor (as a percentage of Liquidation Value)	Number of Shares of Common Stock Offered Per Depositary Share[1]
172967556	8.500% Non-Cumulative Preferred Stock, Series F	$2,040,000,000	$25	95%	7.30769
172967ER8	8.400% Fixed Rate/Floating Rate Preferred Stock, Series E	$6,000,000,000	$1,000	95%	292.30769
172967572	8.125% Non-Cumulative Preferred Stock, Series AA	$3,715,000,000	$25	95%	7.30769
172967598	6.5% Non-Cumulative Convertible Preferred Stock, Series T	$3,168,700,000	$50	85%	13.0769

Publicly Held Enhanced-TRUPS® and TRUPS®

Citi will offer to acquire an aggregate liquidation value of publicly held E-TRUPS® and TRUPS® of approximately $20.5 billion, less the aggregate liquidation value of all depositary shares representing preferred stock accepted for purchase in the exchange offers. We refer to this amount as the “Remaining Amount.” The Remaining Amount will be equal to at least $5.6 billion and will be higher in the event that less than all of the $14.9 billion aggregate liquidation value of issued and outstanding preferred stock is tendered and accepted in the exchange offers.

Because the aggregate liquidation value of E-TRUPS® and TRUPS® that Citi will accept for purchase in the exchange offers is limited to the Remaining Amount, Citi has assigned each series of E-TRUPS® and TRUPS® an Acceptance Priority Level (with Acceptance Priority Level 1 being the highest). Subject to the terms and conditions of the exchange offers, Citi will apply the Remaining Amount to accept for purchase all E-TRUPS® or TRUPS® with a higher Acceptance Priority Level before accepting any E-TRUPS® or TRUPS® with a lower Acceptance Priority Level. If Citi is unable to purchase all E-TRUPS® or TRUPS® with the same Acceptance Priority Level without exceeding the Remaining Amount, then Citi will purchase only a pro rata portion of the E-TRUPS® or TRUPS® with that Acceptance Priority Level. Citi will not purchase any E-TRUPS® or TRUPS® from a series with an Acceptance Priority Level that is lower than a series that has been subject to prorationing.

[1]

Number of shares of common stock offered per depositary share calculated by multiplying (a) the liquidation value per depositary share by (b) the Exchange Factor, and dividing this amount by $3.25, the price at which Citi is valuing the common stock to be issued in the exchange offers.

March 2, 2009, as revised May 7, 2009

The following table shows, with respect to each series of E-TRUPS® or TRUPS®, the Acceptance Priority Level (in order from highest to lowest), the aggregate liquidation value outstanding, the liquidation value per E-TRUPS® or TRUPS®, the applicable exchange factor and the number of shares of common stock that Citi will offer per E-TRUPS® or TRUPS®.

Acceptance Priority Level	CUSIP	Title of Securities	Issuer	Aggregate Liquidation Value Outstanding	Liquidation Value Per E-TRUPS® or TRUPS®	Exchange Factor (as a percentage of Liquidation Value)	Number of Shares of Common Stock Offered Per E-TRUPS® or TRUPS®[2]
1	173094AA1	8.300% E-TRUPS®	Citigroup Capital XXI	$3,500,000,000	$1,000	95%	292.30769
2	173085200	7.875% E-TRUPS®	Citigroup Capital XX	$787,500,000	$25	95%	7.30769
3	17311U200	7.250% E-TRUPS®	Citigroup Capital XIX	$1,225,000,000	$25	95%	7.30769
4	17309E200	6.875% E-TRUPS®	Citigroup Capital XIV	$565,000,000	$25	95%	7.30769
5	17310G202	6.500% E-TRUPS®	Citigroup Capital XV	$1,185,000,000	$25	95%	7.30769
6	17310L201	6.450% E-TRUPS®	Citigroup Capital XVI	$1,600,000,000	$25	95%	7.30769
7	17311H209	6.350% E-TRUPS®	Citigroup Capital XVII	1,100,000,000	$25	95%	7.30769
8	172988AB3	6.829% E-TRUPS	Citigroup Capital XVIII	£500,000,000	£1,000	95%	418.52615	[3]
9	17305HAA6	7.625% TRUPS®	Citigroup Capital III	$200,000,000	$1,000	95%	292.30769
10	17306N203	7.125% TRUPS®	Citigroup Capital VII	$1,150,000,000	$25	95%	7.30769
11	17306R204	6.950% TRUPS®	Citigroup Capital VIII	$1,400,000,000	$25	95%	7.30769
12	173064205	6.10% TRUPS®	Citigroup Capital X	$500,000,000	$25	95%	7.30769
13	173066200	6.00% TRUPS®	Citigroup Capital IX	$1,100,000,000	$25	95%	7.30769
14	17307Q205	6.00% TRUPS®	Citigroup Capital XI	$600,000,000	$25	95%	7.30769

Additional Terms of the Exchange Offers

The exchange offers have not yet commenced. Consummation of each exchange offer will be subject to the satisfaction, or waiver by us, at or prior to the expiration of the exchange offers, of a number of conditions. We have described the additional terms of the exchange offers, including the conditions, in a preliminary prospectus and related exchange offer materials that were filed with the Securities and Exchange Commission. In no event will Citi accept for purchase any depositary shares representing preferred stock or trust preferred securities to the extent that doing so would require Citi to issue a number of shares of common stock in excess of its currently authorized share capital. Citi will continue to pay distributions on the E-TRUPS® and TRUPS® at the current rates. Citi is offering to acquire a limited number of E-TRUPS® and TRUPS®, and as a result, holders of E-TRUPS® and TRUPS® may be subject to prorationing as described above. After the closing of the exchange offers, Citi will suspend dividends on its preferred stock. Citi is offering to acquire any and all depositary shares representing preferred stock, and holders of these shares will not be subject to prorationing.

[2]

Number of shares of common stock offered per TRUPS® or E-TRUPS® calculated by multiplying (a) the liquidation value per TRUPS® or E-TRUPS® by (b) the Exchange Factor, and dividing this amount by $3.25, the price at which Citi is valuing the common stock to be issued in the exchange offers.

[3]	U.S. dollar equivalent values for the 6.829% E-TRUPS® calculated based on the U.S. dollar/U.K. pound exchange rate of $1.4318 on February 27, 2009.

2

In connection with the proposed exchange offers, Citi will file with the Securities and Exchange Commission (the “SEC”) a tender offer statement on Schedule TO and has filed with the SEC a Registration Statement on Form S-4 that contains a prospectus and related exchange offer materials. Citi will mail the prospectus to the holders of depositary shares representing its series of convertible and non-convertible public preferred stock and E-TruPs and TruPs that may be eligible to participate in the exchange offers. Holders of depositary shares representing these series of preferred stock and E-TruPs and TruPs are urged to read the prospectus and related exchange offer materials because they contain important information. You may obtain a free copy of the prospectus and related exchange offer materials that Citi filed with the SEC at the SEC’s website at www.sec.gov. The prospectus and related exchange offer materials may also be obtained for free by accessing Citi’s website at www.citigroup.com and clicking on the link for “Investors” and then clicking on the link for “All SEC Filings” or by contacting Citigroup at the following address or telephone number: Citigroup Document Services, 540 Crosspoint Parkway, Getzville, NY 14068, or within the United States, at +1-877-936-2737 or outside the United States, at +1-716-730-8055, or by e-mailing a request to docserve@citigroup.com.

3